

Mail Stop 3561

February 26, 2018

Mr. Wilson Pinto Ferreira Junior
Chief Executive Officer
Brazilian Electric Power Company
200 Friberg Parkway, Suite 4004
Westborough, MA 01581

Re: **Brazilian Electric Power Company**
Form 20-F for the Fiscal Year Ended December 31, 2016
Response Dated February 20, 2018
File No. 1-34129

Dear Mr. Ferreira Junior:

We have reviewed your February 20, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2018 letter.

Financial Statements

2.1 Extension of public electric power concessions, page F-31

1. We have reviewed your response to comment 1. Considering the R$28.6 billion indemnification adjustment represents a revision to the carrying value of an IFRIC 12 financial asset, please expand on your basis under IFRS for classification within revenues. We note that you reference the adjustment as a "Return on Investment" within your revenue table on page F-182. To the extent it continues to be classified as revenues in future filings, please consider presenting the indemnification adjustment within a separate line item on the face of your profit and loss statement. We believe it is important for investors to easily identify this amount in order to analyze and assess trends of your operations.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products